Exhibit E-1

This press release is not intended for and may not be distributed or released in or into the United States



                                                                    31 May 2001

                                   Eidos plc
                      Fourth Quarter and Full Year Results

Eidos plc ("Eidos"), one of the world's leading publishers and developers of entertainment software, announces results for the quarter and year ended 31 March 2001.

             Financial Overview (for the year ended 31 March 2001)

For the year ended 31 March:.................              2001             2000
Turnover pre exceptional items:..............         (L)160.4m        (L)194.8m
EBITDA pre exceptional items:................         (L)(20.9m)        (L)(9.7m)
Loss per share pre amortisation of goodwill
  and exceptional items:.....................           (26.2)p          (17.5)p
Exceptional items pre taxation:..............         (L)(54.1m)        (L)80.2m


Business Highlights

o 20 new titles launched in year, with 8 shipping in excess of 350,000 units

o "Who Wants To Be A Millionaire?" ships close to two million units in the U.K. and Germany, making it both the best and fastest selling game in U.K. history.

o Publishing deal for rights to both sequel and junior versions of "Who Wants To Be A Millionaire?" signed with Celador International.

o       David Adams joins Board as Non Executive Director

o       1 for 3 rights issue announced

Commenting on these results Michael McGarvey, Chief Executive Officer, said:

"The Group's financial results in the year to 31 March 2001 were adversely affected by a combination of the cyclical downturn in the market which has characterised the transition to the new generation platforms, margin pressure resulting from an over supplied retail channel and the write off of our investment in Express.com. In addition, we delayed the release of certain PlayStation 2 titles until the current financial year to allow the installed base of such consoles to increase. Notwithstanding these challenges, we achieved some notable successes with our publishing schedule, in particular with "Who Wants To Be A Millionaire?", which has now become the best selling title in U.K. chart history.

During the year the Group embarked upon a far-reaching strategic review of the Group's operations. As a result of this we have implemented a wide ranging cost reduction programme which we anticipate will lead to further fixed cost reductions in the current financial year. We have also taken the decision to shift an increasing proportion of our development resources to in-house development teams and focus our efforts on new titles which we believe will generate substantial potential sales and on our proven franchise properties.

The Group has announced today a rights issue to raise (L)51.7m of new capital, net of expenses. We believe that the Group, following the successful completion of the Rights Issue, will be correctly positioned both in terms of its financial resources, origination and publishing profile to take advantage of the improved market conditions which we and many other industry participants expect now that the next generation consoles are becoming well established in the marketplace. "

Contact:
Mike McGarvey, CEO:                                               020 8636 3000
Jonathan Glass/Sara Musgrave, Brunswick:                          020 7404 5959
Brad Edwards, Brainerd Communicators:                           01 212 986 6667

                                      E1-1

CHAIRMAN'S STATEMENT


Review of Operations

The Group experienced a challenging period in the year ended 31 March 2001. The hiatus in demand for entertainment software by consumers awaiting deliveries of the next generation of consoles has led to a disappointing financial performance both for ourselves and many other leading publishers of interactive video games. This was exacerbated by price and margin erosion. We started the year with a significantly oversupplied retail channel having achieved lower than anticipated sales of our video games during the 1999 Christmas period and in the January to March 2000 quarter. Clearing this excess inventory position required us to make an exceptional provision to cover returns of video games not sold by the retail channel. We have also had to provide as an exceptional item for the write off of our investment in Express.com, Inc., which proved unable to sustain its business model in the face of the widely reported downturn experienced by business to consumer online companies. In addition the Company incurred costs in respect of the aborted bid talks. These 3 exceptional items require us to write off a total of (L)54.1 million during the year.

The underlying trading results of the company have also been disappointing. The combination of a depressed level of demand, retail channel-led margin pressure and the decision to defer certain key game launches until the current financial year resulted in a loss before taxation, goodwill amortisation and exceptional items, of (L)26.1m. The decision to defer the release of certain PlayStation 2 titles until the current financial year was taken to allow the installed base of such consoles to increase following manufacturing difficulties and delays initially encountered by Sony.

The disappointing financial results mask a year in which the Group continued to achieve a good performance in its publishing activities. 20 new games, 4 less than in 2000, were released during the year. Two titles sold significantly in excess of 1 million units: "Who Wants To Be A Millionaire?" and Tomb Raider: Chronicles. "Who Wants To Be A Millionaire?" became the fastest selling title to reach 1 million units sold in the U.K. and is now the biggest selling title in U.K. chart history, ahead of Tomb Raider 2 and Tomb Raider. A German version of "Who Wants To Be A Millionaire?" was released in the January to March 2001 quarter. We have since shipped in excess of 200,000 units to that market, making it the biggest selling game on the PC and PlayStation formats in the 2001 year to date.

We have had further success with other titles during the year. Championship Manager and Sydney 2000 both shipped in excess of 350,000 units during the year. The performance of Deus Ex from Ion Storm Austin and our first PlayStation 2 title, TimeSplitters, has been encouraging, with both winning critical acclaim during the year. We believe both titles have the potential to develop into compelling franchises for the future.

Overall, turnover for the full year decreased by 17.7% from (L)194.8 million to (L)160.4 million, before the exceptional charge incurred in respect of returns. Pre exceptional operating losses were (L)39.5m after goodwill amortisation of (L)16.1 million compared to operating losses of (L)26.8m after goodwill of (L)13.4m in the previous year. The pre exceptional loss per share was 41.7p (2000: loss per share of 31.3p). Excluding goodwill and exceptionals, the loss per share was 26.2p for the year (2000: loss per share of 17.5p).

Before the exceptional charge to turnover, gross margin was 49.0% for the year compared to 54.9 % last year. The Group undertook a comprehensive program in the fourth quarter to reduce its exposure to further write downs of retail channel and warehouse inventories in future periods. This has been at the cost of reducing margins for the quarter and this has also contributed to reducing margins for the year. Nevertheless the Board believes this was a prudent measure given the current climate and that ultimately it should help the Group return to more normal levels of margin in the future.

Selling and Marketing

Advertising costs for the year were (L)19.3 million (12.1% of pre exceptional turnover) compared to (L)25.2 million (12.9% of turnover) in 2000. The level of expenditure relative to turnover has fallen in the period partly as a result of reduced expenditure on TV advertising in anticipation of lower volumes. The Group has also been able to realise savings from certain key brands and franchises such as "Who Wants to be A Millionaire?", which can deliver outstanding levels of success with lower levels of marketing support due to the strength of their brand awareness in the marketplace.

                                      E1-2

The fixed element of selling and marketing costs was down 9.4% to (L)19.2 million compared to (L)21.2 million in the prior year. The lower amortisation of promotional licences reported on earlier in the year was effectively reversed in the final quarter with a (L)2.0m charge arising from the accelerated amortisation of certain prepaid licence fees. Overall, however, this one off charge was offset by savings generated from the disposal or termination of non-core activities and by the imposition of tighter controls on expenditure in the remaining publishing businesses.

Research and Development

Research and development represents the Company's investment in product development of (L)42.4 million (2000: (L)47.2 million). Included in this category is pure research and development of (L)0.4 million (2000: (L)2.2 million). The reduction in product development expenditure reflects the increasing emphasis on internally developed titles and the leveraging of established franchises onto new hardware platforms in the product pipeline. This pipeline includes (L)30.5 million (1999: (L)19.7 million) invested in more than 30 titles to be released over the next two years. The termination of certain non-core activities has led to the decrease in pure research and development expenditure.

General and Administrative

Pre exceptional charges, general and administrative costs excluding goodwill of (L)10.9 million, were (L)22.0 million (13.7% of turnover), compared to
(L)27.3 million in 2000 (14.0% of turnover). This reduction is largely the result of the greater control of staff costs and other corporate costs in the year. The continued drive to reduce general and administrative costs remains a priority for the Group.

Financing and Cashflow

At the year end Eidos had gross cash balances of (L)28.4m (2000: (L)103.4m) and gross debt of (L)18.9m (2000: (L)80.6m). (L)10.0m of the year-end cash balance was subsequently used to settle the final instalment of tax arising from the sale of Opticom shares which occurred in the year to 31 March 2000.

The net cash inflow from operating activities was (L)1.9 million compared to a net outflow of (L)28.5 million in 2000.

Taxation

The taxation charge of (L)1.0m comprises (L)0.6m in respect of current year's trading and (L)0.4m in respect of adjustments to prior year's provisions. The current year's charge arises entirely from the profitability of certain of the Group's overseas subsidiaries and joint ventures. Certain countries have incurred losses for which no credit has been given in the current year and which should be available in future years.

Board and Management

On 1 November 2000 we were delighted to announce that Mike McGarvey was appointed Chief Executive of the Group. We also had pleasure in announcing that David Adams was appointed a Non-executive Director on 9 May 2001. David is the Group Finance Director of House of Fraser Plc, a position he has held since 1997. In addition, the Company is currently in talks with an individual which may or may not result in his appointment as Finance Director in the near future.

Current trading, prospects

The period since the end of the Company's financial year is typically a quiet sales period for the Group. This year has been no exception and trading has been in line with our expectations. Looking forward to the remainder of the current financial year, the Group intends to release a portfolio of 20 titles, representing 33 SKUs, on the following platforms: 2 on PlayStation, 11 on PlayStation 2, 7 on Xbox, 1 on Dreamcast and 12 on PC.

Within this portfolio of releases are 6 titles that we believe could develop into exciting franchises. In addition, 11 titles are sequels to previously successful games and include: Who Wants To Be A Millionaire 2, Championship Manager 01/02, Commandos 2, Soul Reaver 2, Kain Blood Omen 2 and Winter Olympics. We have made the decision not to release a Tomb Raider title in this financial year. Instead we are investing significant time and resources so that the next iteration of the Tomb Raider franchise will utilise the enhanced features of the next
                                      E1-3
generation consoles and enhance the quality of the franchise. The Tomb Raider film is due for release by Paramount in June (U.S.) and July (U.K.) and we expect this will build further awareness of the franchise in the mass market. As at 31 May 2001, we have more than 30 titles in development for release over the next 18 to 24 months.

The North American and European launch dates for the next generation consoles have now all been announced or indicated by the relevant manufacturers. The Directors believe this will lead to a return to the strong historic growth rates previously achieved by sales of consoles and the associated entertainment software. Given this background and the exciting line up of titles due for release, the Directors are confident of the Group's prospects for the year ahead.

Employees

We would like to thank all Eidos employees for their hard work, dedication and enthusiasm during a challenging year.

Ian Livingstone
Chairman
31 May 2001
EIDOS PLC

                                      E1-4

EIDOS PLC
Consolidated Profit and Loss Account

                                                                     Before
                                                                  Exceptional       Exceptional
                                                                     items             items            Total             Total
                                                                 Year ended 31     Year ended 31    Year ended 31     Year ended 31
                                                                   March 2001       March 2001        March 2001       March 2000
                                                                  -------------    -------------     -------------    -------------
                                                                     (L)000           (L)000            (L)000           (L)000
Turnover: group and share of joint venture...................           169,767          (16,900)          152,867          203,265
Less: share of joint ventures' turnover......................            (9,374)              --            (9,374)          (8,464)
                                                                  -------------    -------------     -------------    -------------
Group turnover - continuing operations.......................           160,393          (16,900)          143,493          194,801
Cost of sales................................................           (81,722)              --           (81,722)         (87,908)
                                                                  -------------    -------------     -------------    -------------
Gross Profit.................................................            78,671          (16,900)           61,771          106,893
Sales and marketing..........................................           (38,497)              --           (38,497)         (46,380)
Research and development.....................................           (42,403)              --           (42,403)         (47,173)
General and administrative
 Amortisation of goodwill ...................................           (10,915)              --           (10,915)          (9,973)
 Other ......................................................           (21,991)            (938)          (22,929)         (27,255)
                                                                  -------------    -------------     -------------    -------------
Total general and administrative.............................           (32,906)            (938)          (33,844)         (37,228)
                                                                  -------------    -------------     -------------    -------------
Operating expenses...........................................          (113,806)            (938)         (114,744)        (130,781)
                                                                  -------------    -------------     -------------    -------------
Group operating loss.........................................           (35,135)         (17,838)          (52,973)         (23,888)
Share of operating profit of joint venture...................               876               --               876              532
Joint venture goodwill amortisation..........................            (5,192)              --            (5,192)          (3,475)
                                                                  -------------    -------------     -------------    -------------
Total operating loss - continuing operations.................           (39,451)         (17,838)          (57,289)         (26,831)
(Loss)/Profit on investments.................................                --          (36,308)          (36,308)          80,236
                                                                  -------------    -------------     -------------    -------------
                                                                        (39,451)         (54,146)          (93,597)          53,405
Income from investments......................................               136               --               136               --
Interest receivable..........................................               835               --               835            1,110
Interest payable and similar charges.........................            (3,732)              --            (3,732)          (5,240)
                                                                  -------------    -------------     -------------    -------------
(Loss)/Profit on ordinary activities before tax..............           (42,212)         (54,146)          (96,358)          49,275
Tax on Profit/(loss) on ordinary activities..................              (971)              --              (971)         (24,072)
                                                                  -------------    -------------     -------------    -------------
Net (loss)/profit after tax..................................           (43,183)         (54,146)          (97,329)          25,203
                                                                  -------------    -------------     -------------    -------------
(Loss)/Earnings per share....................................           (41.7)p          (52.2)p           (93.9)p            25.9p
(Loss)/Earnings per share before goodwill....................           (26.2)p          (52.2)p           (78.4)p            39.8p
                                                                  =============    =============     =============    =============


Notes:

1. The earnings per share is based on a weighted average number of ordinary shares in issue of 103,647,327 (2000: 97,221,713) for the year ended 31 March 2001.

                                      E1-5

EIDOS plc
Consolidated Balance Sheet


                                                       31 March                           31 March
                                                         2001                               2000
                                                     -------------                      -------------
                                                        (L)000                             (L)000
Fixed assets
Intangible assets .............                              6,759                             16,035
Tangible assets ...............                              4,495                              6,022
Investments
 Joint ventures
   Share of gross assets ......            4,178                              4,684
   Share of gross liabilities .           (1,743)                            (2,844)
                                   -------------                      -------------
                                                             2,435                              1,840
   Joint ventures - goodwill ..                              7,078                             12,270
   Other investments and
  associated undertakings......                              2,628                             38,081
                                                     -------------                      -------------
                                                            12,141                             52,191
                                                     -------------                      -------------
Total fixed assets ............                             23,395                             74,248
                                                     =============                      =============
Current assets
Stocks ........................                              3,115                             13,286
Debtors .......................                             31,389                             77,665
Cash at bank and in hand ......                             28,355                            103,449
                                                     -------------                      -------------
                                                            62,859                            194,400
Creditors: amounts falling due
  within one year..............                            (53,319)                          (139,976)
                                                     -------------                      -------------
Net current assets ............                              9,540                             54,424
                                                     -------------                      -------------
Total assets less current
  liabilities..................                             32,935                            128,672
Creditors due after more than
  one year:....................                             (2,318)                            (2,253)
                                                     -------------                      -------------
Net assets ....................                             30,617                            126,419
                                                     =============                      =============
Capital and reserves
Called up share capital .......                              2,079                              2,071
Share premium account .........                             85,822                             85,034
Other reserves ................                                707                                707
Profit and loss account .......                            (57,991)                            38,607
                                                     -------------                      -------------
Equity shareholders' funds ....                             30,617                            126,419
                                                     =============                      =============


Notes:

1. Eidos plc is registered in England and Wales (number 2501949) and its registered office is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.

                                      E1-6

EIDOS plc
Consolidated Statements of Cash Flow

                                                   Year ended       Year ended
                                                 31 March 2001     31 March 2000
                                                  -------------    -------------
                                                     (L)000           (L)000
Net cash(outflow)/inflow from operating
  activities.................................             1,888          (28,467)
                                                  -------------    -------------
Dividends from Joint Ventures and Associates.               136               --
                                                  -------------    -------------
Returns on investments and servicing of
  finance
Interest received............................               812            1,090
Bank interest paid...........................            (3,554)          (2,630)
Bond interest paid...........................                --             (652)
Interest paid on finance leases..............               (24)            (245)
Other interest paid..........................                (2)             (44)
                                                  -------------    -------------
                                                         (2,768)          (2,481)
                                                  -------------    -------------
Taxation
U.K. tax paid................................           (12,864)         (10,830)
Overseas tax paid............................               292           (5,965)
                                                  -------------    -------------
                                                        (12,572)         (16,795)
                                                  -------------    -------------
Capital expenditure and financial investment
Purchase of tangible fixed assets............            (1,835)          (3,602)
Sale of tangible fixed assets................             1,126               87
Purchase of other investments................                --          (36,555)
Sale of other investments....................              (122)          91,505
                                                  -------------    -------------
                                                           (831)          51,435
                                                  -------------    -------------
Acquisitions and disposals
Purchase of subsidiary undertakings..........                --          (14,327)
Purchase of joint undertakings...............                --          (17,945)
                                                  -------------    -------------
                                                             --          (32,272)
                                                  -------------    -------------
Net cash outflow before financing............           (14,147)         (28,580)
Financing
Issue of ordinary share capital..............               796            3,964
Capital element of finance lease rental
  payments...................................              (274)            (370)
                                                  -------------    -------------
                                                            522            3,594
                                                  -------------    -------------
Decrease in cash in the year.................           (13,625)         (24,986)
                                                  =============    =============

Notes:

1. Net cash inflow from operating activities is derived from operating loss of (L)52,973,000 (2000: loss (L)23,888,000) adjusted for loss on disposal of fixed assets of (L)233,000 (2000: nil), depreciation of (L)2,428,000 (2000: (L)3,150,000), goodwill amortisation and write offs of
    (L)10,915,000 (2000: (L)10,479,000) and a decrease in working capital of
    (L)41,285,000 (2000: increase (L)18,208,000).

2. Eidos prepares financial statements in accordance with applicable U.K. accounting standards (U.K. GAAP). The reconciliation to U.S. GAAP is available from Eidos on request.

3. The consolidated financial information set out above does not constitute the company's statutory accounts for the years ended 31 March 2001 and 2000, but is derived from those accounts. Statutory accounts for 2000 have been delivered to the Registrar of Companies and those for 2001 will be delivered following the company's annual general meeting. The auditors have reported on these accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

4. This announcement does not constitute an offer of securities for sale in the United States or any other jurisdiction where to do so would be illegal. The securities have not been and will not be registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States unless they are registered with the U.S. Securities and Exchange Commission pursuant to an exemption from the registration requirements of the Securities Act. There will be no public offer of securities in the United States.

                                      E1-7